UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   o           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1.  Press Release dated February 14, 2018: Safe Bulkers, Inc. Reports Fourth Quarter and Twelve Months 2017 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2018

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports Fourth Quarter and Twelve Months 2017 Results

Monaco – February 14, 2018 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and twelve months period ended December 31, 2017.

Summary of Fourth Quarter 2017 Results

•

Net revenues for the fourth quarter of 2017 increased by 34% to $42.4 million from $31.7 million during the same period in 2016.

•

Net loss for the fourth quarter of 2017 was $86.6 million as compared to $4.6 million, during the same period in 2016. Adjusted net income1 for the fourth quarter of 2017 was $5.5 million as compared to Adjusted net loss of $4.1 million, during the same period in 2016.

•

EBITDA2 for the fourth quarter of 2017 amounted to loss of $68.1 million as compared to earnings of $13.1 million during the same period in 2016. Adjusted EBITDA3 for the fourth quarter of 2017 increased by 76% to $23.9 million from $13.6 million during the same period in 2016.

•

Loss per share4 and Adjusted earnings per share for the fourth quarter of 2017 were $0.88 and $0.02 respectively, calculated on a weighted average number of 101,531,352 shares, as compared to a Loss per share of $0.09 and Adjusted loss per share of $0.09 during the same period in 2016, calculated on a weighted average number of 87,364,672 shares.

_____________________________________

 1 Adjusted Net income/(loss) is a non-GAAP measure. Adjusted Net income/(loss) represents Net income/(loss) before loss on sale of assets,  gain/(loss) on derivatives, gain on debt extinguishment, early redelivery cost, other operating income/(expense), impairment loss and gain/(loss) on foreign currency. See Table 1.

2 EBITDA is a non-GAAP measure and represents Net income/(loss) plus net interest expense, tax, depreciation and amortization. See Table 1.

3 Adjusted EBITDA is a non-GAAP measure and represents EBITDA before loss on sale of assets, gain/(loss) on derivatives, gain on debt extinguishment,  other operating income/(expense), early redelivery cost, impairment loss and gain/(loss) on foreign currency. See Table 1.

4 Earnings/(loss) per share and Adjusted Earnings/(loss) per share represent Net income/(loss) and Adjusted Net income/(loss) less preferred dividend and deemed dividend divided by the weighted average number of shares respectively. See Table 1.

Summary of Twelve Months Ended December 31, 2017 Results

•

Net revenues for the twelve months of 2017 increased by 35% to $148.0 million from $109.8 million during the same period in 2016.

•

Net loss for the twelve months of 2017 was $84.7 million as compared $56.0 million, during the same period in 2016. Adjusted net loss for the twelve months of 2017 was $1.7 million as compared to $36.2 million, during the same period in 2016.

•

EBITDA for the twelve months of 2017 decreased to loss of $8.4 million as compared to earnings of $15.6 million during the same period in 2016. Adjusted EBITDA for the twelve months of 2017 increased by 110% to $74.7 million as compared to $35.5 million during the same period in 2016.

•

Loss per share and Adjusted loss per share for the twelve months of 2017 were $0.98 and $0.16, respectively, calculated on a weighted average number of shares of 100,932,876, as compared to loss per share of $0.83 and Adjusted loss per share of $0.59 during the same period in 2016, calculated on a weighted average number of shares of 84,526,411.

Redemption of Series B Preferred Shares

In January 2018, the Company announced the redemption, on February 20, 2018, of all outstanding 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares“) at redemption price of $25.00 per Series B Preferred Share plus all accumulated and unpaid dividends until the redemption date, (redemption date excluded). There are currently 379,514 issued and outstanding Series B Preferred Shares.

Fleet and Employment Profile

In December 2017, the Company took delivery of Agios Spyridonas, a second-hand, 92,000 dwt, South Korean 2010 built, dry-bulk, Post-Panamax class vessel, sistership of our two existing Post-Panamax class vessels, at an attractive price. The acquisition was financed from cash on hand.

As of February 9, 2018, our operational fleet comprised of 39 drybulk vessels with an average age of 7.6 years and an aggregate carrying capacity of 3.5 million dwt. Our fleet consists of 14 Panamax class vessels, 9 Kamsarmax class vessels, 13 post- Panamax class vessels and 3 Capesize class vessels, all built 2003 onwards. Upon delivery of our last contracted drybulk newbuild Kamsarmax class vessel, scheduled for 2018, and assuming no additional vessel acquisitions or disposals, our fleet will comprise of 40 vessels, 11 of which will be eco-design vessels, with an aggregate carrying capacity of 3.6 million dwt.

Set out below is a table showing the Company’s existing and newbuild vessels and their contracted employment as of February 9, 2018:

Vessel Name	DWT	Year Built	Country of construction	Gross Charter Rate [USD/day][1]	Charter Duration[2]
Panamax
Maria	76,000	2003	Japan	11,900	Feb 2018- Mar 2018
Koulitsa	76,900	2003	Japan	9,000	Jan 2018 – Apr 2019
Paraskevi	74,300	2003	Japan	7,400	Apr 2017 – Jun 2018
Vassos	76,000	2004	Japan	13,350	Jan 2018 – May 2018
Katerina	76,000	2004	Japan	7,500	Apr 2017 – Jun 2018
Maritsa	76,000	2005	Japan	10,100	Sep 2017 – Dec 2018
Efrossini	75,000	2012	Japan	12,940	Jan 2018 – April 2018
Zoe	75,000	2013	Japan	8,200	Nov 2017 – Mar 2019
Kypros Land	77,100	2014	Japan	14,000	Jan 2018 – Mar 2018
Kypros Sea	77,100	2014	Japan	11,250	Jul 2017 – May 2018
Kypros Bravery	78,000	2015	Japan	7,500	Sep 2016 – May 2018
Kypros Sky	77,100	2015	Japan
Kypros Loyalty	78,000	2015	Japan	12,850	Jan 2018 – Dec 2018
Kypros Spirit	78,000	2016	Japan	11,800	Dec 2017 – Feb 2018
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	13,850	Sep 2017 – Feb 2018
Pedhoulas Trader	82,300	2006	Japan	11,600	Sep 2017 – Jul 2018
Pedhoulas Leader	82,300	2007	Japan	13,250	Jan 2018 – Sep 2018
Pedhoulas Commander	83,700	2008	Japan	10,150	Jun 2017 – May 2018
Pedhoulas Builder	81,600	2012	China	8,400 9,900	Apr 2017 – Jun 2018 Jun 2018 – Aug 2019
Pedhoulas Fighter	81,600	2012	China	12,650	Dec 2017 – Mar 2018
Pedhoulas Farmer [3]	81,600	2012	China	12,600	Jan 2018 – Aug 2018
Pedhoulas Cherry [3]	82,000	2015	China	6,600	Apr 2017 – Oct 2018
Pedhoulas Rose [3]	82,000	2017	China	8,500 10,000	Jan 2017 – Mar 2018 Mar 2018 – May 2019
Post-Panamax
Marina	87,000	2006	Japan	10,600	Jul 2017 – May 2018
Xenia	87,000	2006	Japan	10,000 12,500	Feb 2017 – Jun 2018 Jun 2018 – Nov 2019
Sophia	87,000	2007	Japan	7,250	Apr 2016 – Nov 2018
Eleni	87,000	2008	Japan	14,250	Jan 2018 – Feb 2018
Martine	87,000	2009	Japan	11,500	Aug 2017 – May 2018
Andreas K	92,000	2009	South Korea	13,000	Nov 2017 – Feb 2018
Panayiota K	92,000	2010	South Korea	11,250	Feb 2018 – Mar 2018
Agios Spyridonas	92,000	2010	South Korea	11,500	Jan 2018 – Mar 2018
Venus Heritage	95,800	2010	Japan	13,200	Nov 2017 – Mar 2019
Venus History	95,800	2011	Japan	14,750	Jan 2018 – Jan 2019
Venus Horizon	95,800	2012	Japan	13,950	Jan 2018 – Dec 2018
Troodos Sun	85,000	2016	Japan	15,950	Dec 2017 – Feb 2018
Troodos Air	85,000	2016	Japan	11,350 12,500	Mar 2017 – May 2018 May 2018 – Sep 2019
Capesize
Kanaris	178,100	2010	China	25,928	Sep 2011 – Jun 2031
Pelopidas	176,000	2011	China	38,000	Feb 2012 – Dec 2021
Lake Despina	181,400	2014	Japan	24,376 [4]	Jan 2014 – Jan 2024
Total dwt of existing fleet	3,513,800

Hull Number	DWT	Expected delivery	Country of construction	Gross Charter Rate [USD/day]	Charter Duration[1]
Kamsarmax
Hull 1552	81,600	H1 2018	Japan
Total dwt of orderbook	81,600

1.

Charter rate is the recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In case a charter agreement provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. In case of voyage charters the charter rate represents revenue recognized on a pro-rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

2.

The start date represents either the actual start date or, in the case of a contracted charter that had not commenced as of February 9, 2018, the scheduled start date.  The actual start date and redelivery date may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.

3.

Vessel sold and leased back on a net daily bareboat charter rate of $6,500 for a period of 10 years, with a purchase obligation at the end of the 10th year and purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices.

4.

A period time charter of ten years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. In January 2017, the period time charter was amended to reflect substitution of the initial charterer with its subsidiary guaranteed by the initial charterer and changes in payment terms; all other charter terms remained unchanged.  The charter agreement grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the charter, at a price of $39 million less a 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year.  The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party. The charter agreement also grants the charterer the option to extend the period time charter for an additional twelve months at a time at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.

The contracted employment of fleet ownership days as of February 9, 2018, was:

2018 (remaining)	53%
2018 (full year)	58%
2019	16%
2020	8%

Order book, newbuilds capital expenditure requirements and liquidity

As of December 31, 2017, the remaining order book of the Company consisted of one newbuild vessel; our wholly-owned subsidiary Pinewood Shipping Corporation has contracted to acquire Hull No. 1552, with scheduled delivery date in June 2018.

As of December 31, 2017, the aggregate remaining capital expenditure, relating to the purchase consideration of newbuilds, amounted to $27.6 million payable within 2018.

As of December 31, 2017, we had secured $16.9 million of preferred equity financing for Hull 1552 and had the capacity to borrow against two unencumbered vessels.

As of December 31, 2017, we had liquidity of $68.7 million consisting of $58.4 million in cash and bank time deposits and $10.3 million in restricted cash.

As of February 9, 2018, the aggregate remaining capital expenditure, relating to the purchase consideration of newbuilds, amounted to $27.1 million payable within 2018.

As of February 9, 2018, we had liquidity of $79.5 million consisting of $70.9 million in cash and bank time deposits and $8.6 million in restricted cash, in addition to $16.9 million of financing arrangements, and the capacity to borrow against two unencumbered vessels.

Dividend Policy

The Board of Directors of the Company has not declared a dividend to its common stock holders for the fourth quarter of 2017. The Company had 101,535,996 shares of common stock issued and outstanding as of February 9, 2018.

The Company declared in January a cash dividend of $0.50 per share on its 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.B), on its 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.C) and on its 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.D) for the period from October 30, 2017 to January 29, 2018 payable on January 30, 2018 to the respective shareholders of record as of January 23, 2018.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: “Safe Bulkers Inc., has become profitable on adjusted basis for the first time after several quarters, and we believe has one of the most competitive break-even points in the industry. We continue to use our cash from operations to further improve our capital structure, while in parallel we have invested in one second hand vessel creating intrinsic value for our common shareholders.”

Conference Call

On Thursday, February 15, 2018 at 8:30 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until February 22, 2018 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Fourth Quarter 2017 Results

Net loss for the fourth quarter of 2017 was $86.6 million compared to net loss of $4.6 million during the same period in 2016, mainly due to the following factors:

Net revenues: Net revenues increased by 34% to $42.4 million for the fourth quarter of 2017, compared to $31.7 million for the same period in 2016, mainly due to an increase in charter rates and to a lesser extent an increase in the average number of vessels. The Company operated 38.04 vessels on average during the fourth quarter of 2017, earning a TCE6 rate of $11,944, compared to 37.00 vessels and a TCE rate of $8,936 during the same period in 2016.

Vessel operating expenses: Vessel operating expenses, which include dry-docking cost and initial supplies expenses, increased by 9% to $13.7 million for the fourth quarter of 2017, compared to $12.6 million for the same period in 2016, as a result of: i) increased average number of vessels by 3% to 38.04 vessels for the fourth quarter of  2017, from 37.00 vessels for the same period  in 2016, ii) increased maintenance and spare parts costs to $2.4 million for the fourth quarter of  2017, compared to $1.5 million for the same period in 2016.

Impairment loss: Consistent with prior practices, we have reviewed all our vessels for impairment and four of our vessels were found to be impaired. We have recorded impairment charge of $91.3 million for the fourth quarter of 2017, as a result of writing down these vessels to their estimated fair market value. Impairment charge is a non-cash item.

Interest expenses: Interest expense increased to $5.6 million in the fourth quarter of 2017, compared to $5.1 million for the same period in 2016, as a result of the increased USD LIBOR8 affecting the weighted average interest rate of our loans and credit facilities.

Voyage expenses: Voyage expenses decreased by 60% to $0.6 million for the fourth quarter of 2017 compared to $1.5 million for the same period in 2016, mainly due to decreased vessel repositioning expenses as a result of improved market conditions.

Daily vessel operating expenses5: Daily vessel operating expenses, which are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period, increased by 5% to $3,914 for the fourth quarter of 2017 compared to $3,711 for the same period in 2016.

Daily general and administrative expenses5: Daily general and administrative expenses, which include management fees payable to our Managers7 increased by 8% to $1,175 for the fourth quarter of 2017, compared to $1,083 for the same period in 2016.

5 See Table 2.

6 Time charter equivalent rates, or TCE rate, represents the Company’s charter revenues less commissions and voyage expenses during a period divided by the number of our available days during such period.

7  Safety Management Overseas S.A. and Safe Bulkers Management Limited, each a related party referred in this press release as “our Manager” and collectively “our Managers’’.

8 London interbank offered rate.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
	2016	2017	2016	2017
REVENUES:
Revenues	32,944	44,101	113,959	154,040
Commissions	(1,234)	(1,723)	(4,187)	(6,008)
Net revenues	31,710	42,378	109,772	148,032
EXPENSES:
Voyage expenses	(1,490)	(573)	(7,679)	(3,932)
Vessel operating expenses	(12,633)	(13,699)	(49,519)	(52,794)
Depreciation	(12,686)	(12,981)	(49,485)	(51,424)
General and administrative expenses	(3,687)	(4,114)	(15,381)	(16,118)
Early redelivery cost	-	(996)	-	(1,263)
Other operating (expense)/income	(364)	-	794	(390)
Loss on sale of assets	-	-	(2,750)	(120)
Impairment loss	-	(91,293)	(17,163)	(91,293)
Operating income/(loss)	850	(81,278)	(31,411)	(69,302)
OTHER (EXPENSE) / INCOME:
Interest expense	(5,111)	(5,558)	(19,576)	(23,224)
Other finance costs	(266)	(103)	(1,735)	(538)
Gain on debt extinguishment	-	-	-	8,189
Interest income	130	193	515	799
Gain/(loss) on derivatives	251	21	(620)	72
Foreign currency (loss)/gain	(376)	237	(76)	1,782
Amortization and write-off of deferred finance charges	(115)	(72)	(3,063)	(2,457)
Net loss	(4,637)	(86,560)	(55,966)	(84,679)
Less Preferred dividend	3,495	2,940	14,025	12,316
Less Preferred deemed dividend	-	-	-	2,146
Net loss available to common shareholders	(8,132)	(89,500)	(69,991)	(99,141)
Loss per share basic and diluted	(0.09)	(0.88)	(0.83)	(0.98)
Weighted average number of shares	87,364,672	101,531,352	84,526,411	100,932,876

	Twelve-Months Period Ended December 31,
	2016	2017
(In million of U.S. Dollars)
CASH FLOW DATA
Net cash provided by operating activities	$13.5	$49.2
Net cash provided by /(used in) investing activities	21.3	(38.2)
Net cash used in financing activities		(83.9)	(46.7)
Net decrease in cash and cash equivalents		(49.1)	(35.7)

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of U.S. Dollars)

	December 31, 2016	December 31, 2017
ASSETS
Cash, restricted cash and time deposits	94,813	60,016
Other current assets	16,195	19,070
Vessels, net	1,038,719	942,876
Advances for vessel acquisition, vessels under construction and major improvements	13,007	3,653
Restricted cash non-current	10,002	8,651
Other non-current assets	1,017	831
Total assets	1,173,753	1,035,097
LIABILITIES AND EQUITY
Other current liabilities	11,603	11,345
Current portion of long-term debt, net	12,177	25,588
Long-term debt, net	569,781	541,816
Other non-current liabilities	1,656	-
Shareholders’ equity	578,536	456,348
Total liabilities and equity	1,173,753	1,035,097

TABLE 1

RECONCILIATION OF ADJUSTED NET INCOME/(LOSS), EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS/(LOSS) PER SHARE

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
(In thousands of U.S. Dollars except for share and per share data)	2016	2017	2016	2017
Net Loss – Adjusted Net (Loss)/Income
Net loss	(4,637)	(86,560)	(55,966)	(84,679)
Plus Loss on sale of assets	-	-	2,750	120
Plus (Gain)/loss on derivatives	(251)	(21)	620	(72)
Plus Early redelivery cost	-	996	-	1,263
Less Other operating expense/(income)	364	-	(794)	390
Plus Impairment loss	-	91,293	17,163	91,293
Less Gain on debt extinguishment	-	-	-	(8,189)
Less Foreign currency loss/(gain)	376	(237)	76	(1,782)
Adjusted (Net loss)/income	(4,148)	5,471	(36,151)	(1,656)

EBITDA - Adjusted EBITDA
Net loss	(4,637)	(86,560)	(55,966)	(84,679)
Plus Net Interest expense	4,981	5,365	19,061	22,425
Plus Depreciation	12,686	12,981	49,485	51,424
Plus Amortization	115	72	3,063	2,457
EBITDA	13,145	(68,142)	15,643	(8,373)
Plus Loss on sale of assets	-	-	2,750	120
Plus (Gain)/loss on derivatives	(251)	(21)	620	(72)
Plus Early redelivery cost	-	996	-	1,263
Less Other operating expense/(income)	364	-	(794)	390
Plus Impairment loss	-	91,293	17,163	91,293
Less Gain on debt extinguishment	-	-	-	(8,189)
Less Foreign currency loss/(gain)	376	(237)	76	(1,782)
ADJUSTED EBITDA	13,634	23,889	35,458	74,650

Loss per share
Net loss	(4,637)	(86,560)	(55,966)	(84,679)
Less Preferred dividend	3,495	2,940	14,025	12,316
Less Preferred deemed dividend	-	-	-	2,146
Net loss available to common shareholders	(8,132)	(89,500)	(69,991)	(99,141)
Weighted average number of shares	87,364,672	101,531,352	84,526,411	100,932,876
Loss per share	(0.09)	(0.88)	(0.83)	(0.98)

Adjusted (Loss)/Earnings per share
Adjusted Net (Loss)/Income	(4,148)	5,471	(36,151)	(1,656)
Less Preferred dividend	3,495	2,940	14,025	12,316
Less Deemed dividend	-	-	-	2,146
Adjusted Net (loss)/income available to common shareholders	(7,643)	2,531	(50,176)	(16,118)
Weighted average number of shares	87,364,672	101,531,352	84,526,411	100,932,876
Adjusted (Loss)/Earnings per share	(0.09)	0.02	(0.59)	(0.16)

EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under US GAAP.

- EBITDA represents Net income/(loss) before interest, income tax expense, depreciation and amortization.

- Adjusted EBITDA represents EBITDA before loss on sale of assets, gain/(loss) on derivatives, gain on debt extinguishment, other operating income/(expense), early redelivery cost, impairment loss and gain/(loss) on foreign currency.

- Adjusted Net income/(loss) represents Net income/(loss) before loss on sale of assets, gain/(loss) on derivatives, gain on debt extinguishment,  other operating income/(expense), early redelivery cost, impairment loss and gain/(loss) on foreign currency.

- Adjusted earnings/(loss) per share represents Adjusted Net income/(loss) less preferred dividend and preferred deemed dividend divided by the weighted average number of shares.

EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us. The Company believes that EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA generally further eliminates the effects from loss on sale of assets, gain/(loss) on derivatives, gain on debt extinguishment, other operating income/(expense), early redelivery cost, impairment loss and gain/(loss) on foreign currency, items which may vary from year to year  and for different companies for reasons unrelated to overall operating performance. Furthermore, the calculation of Adjusted Net income/(loss) generally eliminates the effects of loss on sale of assets, gain/(loss) on derivatives, gain on debt extinguishment, other operating income/(expense), early redelivery cost, impairment loss and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA,  Adjusted EBITDA, Adjusted Net income/(loss) should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and Adjusted EBITDA Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. In evaluating Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net income/(loss)  and Adjusted earnings/(loss) per share  should not be construed as an inference that our future results will be unaffected by the excluded items.

TABLE 2: FLEET DATA AND AVERAGE DAILY INDICATORS

	Three-Month Period Ended December 31,		Twelve-Month Period Ended December 31,
	2016	2017	2016	2017

FLEET DATA
Number of vessels at period end	37	39	37	39
Average age of fleet (in years)	6.68	7.51	6.68	7.51
Ownership days (1)	3,404	3,500	13,390	13,858
Available days (2)	3,382	3,500	13,329	13,788
Operating days (3)	3,321	3,492	13,024	13,673
Fleet utilization (4)	97.6%	99.8%	97.3%	98.7%
Average number of vessels in the period (5)	37.00	38.04	36.58	37.97

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$8,936	$11,944	$7,659	$10,451
Daily vessel operating expenses (7)	$3,711	$3,914	$3,698	$3,810
Daily general and administrative expenses (8)	$1,083	$1,175	$1,149	$1,163

___________

(1)

Ownership days represents the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represents the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represents the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(6)

Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period.

(8)

Daily general and administrative expenses include daily fixed management fees payable to our Manager and daily costs in relation to our operation as a public company. Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series B preferred stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.B”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Tel.: +30 211 1888400

        +357 25 887 200

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com